Exhibit 99.3

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF June 30, 2024

TABLE OF CONTENTS

Page

Condensed Consolidated interim Statements of Financial Position	F-2

Condensed Consolidated interim Statements of Profit or Loss and Other Comprehensive Income	F-3

Condensed Consolidated interim Statements of Changes in Equity	F-4 - F-6

Condensed Consolidated interim Statements of Cash Flows	F-7 - F-8

Notes to the Interim Consolidated Financial Statements	F-9 - F-15

- - - - - - - - - - -

KAMADA LTD.

Condensed Consolidated Interim Statements of Financial Position

	As of		As of
	June 30,		December 31,
	2024	2023	2023
	Unaudited		Audited

Assets
Current Assets
Cash and cash equivalents	$56,547	$21,788	$55,641
Trade receivables, net	26,228	24,581	19,877
Other accounts receivables	4,940	3,077	5,965
Inventories	78,713	80,237	88,479
Total Current Assets	166,428	129,683	169,962

Non-Current Assets
Property, plant and equipment, net	31,971	26,936	28,224
Right-of-use assets	7,552	5,517	7,761
Intangible assets, Goodwill and other long-term assets	136,830	143,986	140,465
Contract assets	8,257	8,267	8,495
Total Non-Current Assets	184,610	184,706	184,945
Total Assets	$351,038	$314,389	$354,907
Liabilities
Current Liabilities
Current maturities of bank loans	$-	$4,444	$-
Current maturities of lease liabilities	1,494	1,063	1,384
Current maturities of other long term liabilities	12,610	25,077	14,996
Trade payables	19,532	27,969	24,804
Other accounts payables	7,233	7,235	8,261
Deferred revenues	27	38	148
Total Current Liabilities	40,896	65,826	49,593

Non-Current Liabilities
Bank loans	-	10,741	-
Lease liabilities	7,065	4,972	7,438
Contingent consideration	17,085	19,028	18,855
Other long-term liabilities	34,238	36,514	34,379
Employee benefit liabilities, net	602	556	621
Total Non-Current Liabilities	58,990	71,811	61,293

Shareholder’s Equity
Ordinary shares	15,023	11,737	15,021
Additional paid in capital net	266,313	210,727	265,848
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(12)	(67)	140
Capital reserve from share-based payments	6,444	5,902	6,427
Capital reserve from employee benefits	283	424	275
Accumulated deficit	(33,409)	(48,481)	(40,200)
Total Shareholder’s Equity	251,152	176,752	244,021
Total Liabilities and Shareholder’s Equity	$351,038	$314,389	$354,907

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2024	2023	2024	2023	2023
	Unaudited		Unaudited		Audited

Revenues from proprietary products	$72,904	$55,001	$39,146	$30,940	$115,458
Revenues from distribution	7,304	13,152	3,326	6,503	27,061

Total revenues	80,208	68,153	42,472	37,443	142,519

Cost of revenues from proprietary products	38,338	30,416	20,718	17,192	63,342
Cost of revenues from distribution	6,168	11,462	2,803	5,815	23,687

Total cost of revenues	44,506	41,878	23,521	23,007	87,029

Gross profit	35,702	26,275	18,951	14,436	55,490

Research and development expenses	9,098	7,514	4,803	4,283	13,933
Selling and marketing expenses	9,361	7,862	4,730	3,940	16,193
General and administrative expenses	7,564	6,902	3,778	3,484	14,381
Other expenses	-	1,077	-	98	919
Operating income (loss)	9,679	2,920	5,640	2,631	10,064

Financial income	788	25	508	-	588
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	315	173	191	22	55
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(3,550)	(2,070)	(1,705)	(309)	(980)
Financial expenses	(304)	(939)	(145)	(439)	(1,298)
Income (expense) before tax on income	6,928	109	4,489	1,905	8,429
Taxes on income	137	106	63	93	145

Net Income (loss)	$6,791	$3	$4,426	$1,812	$8,284

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income
Gain (loss) on cash flow hedges	(95)	(244)	(24)	(88)	(186)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(57)	265	-	120	414
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	8	76	1	(115)	(73)
Total comprehensive income (loss)	$6,647	$100	$4,403	$1,729	$8,439

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	0.12	$0.00	$0.08	$0.04	$0.17
Diluted net earnings per share	0.12	$0.00	$0.08	$0.04	$0.15

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of January 1, 2024 (audited)	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021
Net income	-	-	-	-	-	-	6,791	6,791
Other comprehensive income (loss)	-	-	-	(152)	-	8	-	(144)
Total comprehensive income (loss)	-	-	-	(152)	-	8	6,791	6,647
Exercise and forfeiture of share-based payment into shares	2	465	-	-	(465)	-	-	2
Cost of share-based payment	-	-	-	-	482	-	-	482
Balance as of June 30, 2024	$15,023	$266,313	$(3,490)	$(12)	$6,444	$283	$(33,409)	$251,152

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of January 1, 2023 (audited)	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020
Net income	-	-	-	-	-	-	3	3
Other comprehensive income (loss)	-	-	-	21	-	76	-	97
Total comprehensive income (loss)	-	-	-	21	-	76	3	100
Exercise and forfeiture of share-based payment into shares	3	232	-	-	(232)	-	-	3
Cost of share-based payment	-	-	-	-	629	-	-	629
Balance as of June 30, 2023	$11,737	$210,727	$(3,490)	$(67)	$5,902	$424	$(48,481)	$176,752

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of April 1, 2024 (Audited)	$15,022	$266,183	$(3,490)	$12	$6,336	$282	$(37,835)	$246,510
Net income	-	-	-	-	-	-	4,426	4,426
Other comprehensive income (loss)	-	-	-	(24)	-	1	-	(23)
Total comprehensive income (loss)	-	-	-	(24)	-	1	4,426	4,403
Exercise and forfeiture of share-based payment into shares	1	130	-	-	(130)	-	-	1
Cost of share-based payment	-	-	-	-	238	-	-	238
Balance as of June 30, 2024	$15,023	$266,313	$(3,490)	$(12)	$6,444	$283	$(33,409)	$251,152

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of April 1, 2023(Audited)	$11,736	$210,665	$(3,490)	$(99)	$5,750	$539	$(50,293)	$174,808
Net income	-	-	-	-	-	-	1,812	1,812
Other comprehensive income (loss)	-	-	-	32	-	(115)	-	(83)
Total comprehensive income (loss)	-	-	-	32	-	(115)	1,812	1,729
Exercise and forfeiture of share-based payment into shares	1	62	-	-	(62)	-	-	1
Cost of share-based payment	-	-	-	-	214	-	-	214
Balance as of June 30, 2023	$11,737	$210,727	$(3,490)	$(67)	$5,902	$424	$(48,481)	$176,752

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of January 1, 2023 (audited)	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020
Net income	-	-	-	-	-	-	8,284	8,284
Other comprehensive income (loss)	-	-	-	228	-	(73)	-	155
Total comprehensive income (loss)		-	-	228	-	(73)	8,284	8,439
Exercise and forfeiture of share-based payment into shares	4	405	-	-	(405)		-	4
Issuance of shares	3,283	54,948						58,231
Cost of share-based payment	-	-	-	-	1,327		-	1,327
Balance as of December 31, 2023	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Cash Flows

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2024	2023	2024	2023	2023
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$6,791	$3	$4,426	$1,812	$8,284

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	6,466	6,327	3,229	3,204	12,714
Financial expenses (income), net	2,751	2,811	1,151	726	1,635
Cost of share-based payment	476	629	235	214	1,314
Taxes on income	137	106	63	93	145
Loss (gain) from sale of property and equipment	(1)	(5)	(1)	-	(5)
Change in employee benefit liabilities, net	(11)	(40)	(7)	(32)	(125)
	9,818	9,828	4,670	4,205	15,678
Changes in asset and liability items:

Increase (decrease) in trade receivables, net	(6,755)	2,696	(7,365)	(3,610)	7,835
Decrease (increase) in other accounts receivables	942	1,539	1,458	177	(1,150)
Decrease (increase) in inventories	9,765	(11,452)	5,634	(482)	(19,694)
Decrease (increase) in deferred expenses	239	3,042	127	(512)	2,814
Increase (decrease) in trade payables	(5,092)	(5,436)	3,693	1,276	(8,885)
Increase (decrease) in other accounts payables	(1,038)	(408)	1,013	(170)	765
Increase (decrease) in deferred revenues	(121)	3	1	(381)	113
	(2,060)	(10,016)	4,561	(3,702)	(18,202)
Cash received (paid) during the period for:

Interest paid	(266)	(744)	(137)	(403)	(1,228)
Interest received	788	25	508	-	-
Taxes paid	(88)	(112)	(65)	(94)	(217)
	434	(831)	306	(497)	(1,445)

Net cash provided by (used in) operating activities	$14,983	$(1,016)	$13,963	$1,818	$4,315

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Cash Flows

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2024	2023	2024	2023	2023
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Purchase of property and equipment and intangible assets	(5,692)	(2,147)	(3,010)	(1,030)	(5,850)
Proceeds from sale of property and equipment	1	6	1	(18)	7
Net cash used in investing activities	(5,691)	(2,141)	(3,009)	(1,048)	(5,843)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	2	3	1	2	4
Repayment of lease liabilities	(571)	(517)	(327)	(246)	(850)
Repayment of long-term loans	-	(2,222)	-	(1,111)	(17,407)
Proceeds from issuance of ordinary shares, net	-	-	-	-	58,231
Repayment of other long-term liabilities	(7,848)	(6,000)	(2,352)	(4,500)	(17,300)
Net cash provided by (used in) financing activities	(8,417)	(8,736)	(2,678)	(5,855)	22,678

Exchange differences on balances of cash and cash equivalent	31	(577)	77	(248)	233

Increase (decrease) in cash and cash equivalents	906	(12,470)	8,353	(5,333)	21,383

Cash and cash equivalents at the beginning of the period	55,641	34,258	48,194	27,121	34,258

Cash and cash equivalents at the end of the period	$56,547	$21,788	$56,547	$21,788	$55,641

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$521	$3,585	$215	$5	$6,546
Purchase of property and equipment and Intangible assets	$272	$840	$272	$840	$646

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 1:- General

General description of the Company and its activity

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products KEDRAB®, CYTOGAM®, VARIZIG®, WINRHO SDF®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, the Middle East and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers and in addition have eleven biosimilar products in its Israeli distribution portfolio, which, subject to European Medicines Agency (EMA) and Israeli Ministry of Health (“IL MOH”) approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D), KAMRAB and KEDRAB. In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

In November 2021, the Company acquired CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B from Saol Therapeutics Ltd. (“Saol”). The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers. Refer to Note 5 in our annual Financial report for further details on this acquisition.

The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”). Historically, the Company generated revenues on sales of GLASSIA, manufactured by the Company, to Takeda for further distribution in the United States. In accordance with the agreement with Takeda, the Company ceased the production and sale of GLASSIA to Takeda during 2021, and during the first quarter of 2022, Takeda began to pay the Company royalties on sales of GLASSIA manufactured by Takeda, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. Refer to Note 18 in our annual Financial report for further details on the engagement with Takeda.

The Company’s ordinary shares are listed for trading on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel beneficially owns approximately 38% of the Company’s outstanding ordinary shares and is a controlling shareholder of the Company; within the meaning of the Israeli Companies Law, 1999. Refer to Note 20 for further details and Item 7 within the Company annual reports on Form 20-F.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 2:- Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Implementation of new accounting standards:

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

The Amendment, together with the subsequent amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current. According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period. According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The Amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.

As of June 30, 2024, the Company does not have impact on its financial statement.

IFRS 18, Presentation and Disclosure in Financial Statements

This standard replaces IAS 1, Presentation of Financial Statements. The purpose of the standard is to provide improved structure and content to the financial statements, particularly the income statement.

The standard includes new disclosure and presentation requirements that were taken from IAS 1, Presentation of Financial Statements, with small changes.

As part of the new disclosure requirements, companies will be required to present two subtotals in the income statement: operating profit and profit before financing and taxes. Furthermore, for most companies, the results in the income statements will be classified into three categories: operating profit, profit from investments and profit from financing.

In addition to the changes in the structure of the income statements, the standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (non-GAAP measures).

Furthermore, the standard adds specific guidance for aggregation and disaggregation of items in the financial statements and in the notes. The standard will encourage companies to avoid classifying items as ‘other’ (for example, other expenses), and using this classification will lead to additional disclosure requirements.

The standard is effective from annual reporting periods beginning on or after January 1, 2027 with earlier application being permitted.

The Company is examining the effects of the standard on its financial statements with no plans for early adoption.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 3:- Significant events in the reporting period

On February 29, 2024, the Company’s Board of Directors approved the grant of options to purchase up to 27,468 options to purchase ordinary shares of the Company under the 2011 Plan and the US Appendix.

The Company granted, out of the above mentioned, to employees and executive officers the following:

Under the Israeli Share Option Plan:

-	20,800 options to purchase the ordinary shares of the Company, at an exercise price of NIS 23.91 (USD 6.67) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $48 thousands.

Under the US Appendix:

-	6,668 options to purchase the ordinary shares of the Company, at an exercise price of USD 6.62 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $18 thousands.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Development, manufacturing, sales and distribution of proprietary plasma-derived protein therapeutics.

Distribution	-	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2024
Revenues	$72,904	$7,304	$80,208
Gross profit	$34,566	$1,136	$35,702
Unallocated corporate expenses			(26,023)
Finance expenses, net			(2,751)
Income before taxes on income			$6,928

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2023
Revenues	$55,001	$13,152	$68,153
Gross profit	$24,585	$1,690	$26,275
Unallocated corporate expenses			(23,355)
Finance expenses, net			(2,811)
Income before taxes on income			$109

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2024
Revenues	$39,146	$3,326	$42,472
Gross profit	$18,428	$523	$18,951
Unallocated corporate expenses			(13,311)
Finance expenses, net			(1,151)
Income before taxes on income			$4,489

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2023
Revenues	$30,940	$6,503	$37,443
Gross profit	$13,748	$688	$14,436
Unallocated corporate expenses			(11,805)
Finance expenses, net			(726)
Income before taxes on income			$1,905

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments: (cont.)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year Ended December 31, 2023
Revenues	$115,458	$27,061	$142,519
Gross profit	$52,116	$3,374	$55,490
Unallocated corporate expenses			(45,426)
Finance expenses, net			(1,635)
Income before taxes on income			$8,429

c.	Reporting on operating segments by geographic region:

	Six months period ended June 30, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$55,169	$-	$55,169
Israel	3,557	7,304	10,861
Canada	5,765		5,765
Europe	1,678	-	1,678
Latin America	5,235	-	5,235
Asia	1,500	-	1,500
Others
	$72,904	$7,304	$80,208

	Six months period ended June 30, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$31,288	$-	$31,288
Israel	2,101	13,152	15,252
Canada	5,568		5,568
Europe	3,550	-	3,550
Latin America	9,931	-	9,931
Asia	2,480	-	2,480
Others	83	-	83
	$55,001	$13,152	$68,153

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments (cont.)

c.	Reporting on operating segments by geographic region: (cont.)

	Three months period ended June 30, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$29,320	$-	$29,320
Israel	1,725	3,326	5,051
Canada	2,484		2,484
Europe	1432	-	1,432
Latin America	4,119	-	4,119
Asia	66	-	66
Others		-
	$39,146	$3,326	$42,472

	Three months period ended June 30, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$17,690	$-	$17,690
Israel	1,107	6,503	7,610
Canada	2,336		2,336
Europe	216	-	216
Latin America	8,615	-	8,615
Asia	930	-	930
Others	46	-	46
	$30,940	$6,503	$37,443

	Year ended December 31, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A	$73,741	$-	$73,741
Israel	4,236	27,061	31,296
Canada	11,162	-	11,162
Europe	7,088	-	7,088
Latin America	12,928	-	12,928
Asia	6,147	-	6,147
Others	156	-	157
	$115,458	$27,061	$142,519

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 5:- Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2		Level 3
	U.S Dollars in thousands
June 30, 2024
Derivatives instruments	$-		$(12)	$-
Contingent consideration	-		-	(19,928)

June 30, 2023
Derivatives instruments	-		(72)
Contingent consideration	$-	$		$(21,712)

December 31, 2023
Derivatives instruments	$-		$149	$-
Contingent consideration	$-		$-	$(21,855)

During the three months ended on June 30, 2024 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 6:- Subsequent events

On July 21, 2024, the Company’s Board of Directors approved the grant of 15,081 options to purchase the ordinary shares of the Company , under the 2011 Plan and the US Appendix.

Under the Israeli Share Option Plan:

-	9,049 options to purchase the ordinary shares of the Company, at an exercise price of NIS 22.01 (USD 6.06) per share. The fair value of the options was estimated on the date of grant was estimated at $25 thousands

Under the US Appendix:

-	6,032 options to purchase the ordinary shares of the Company, at an exercise price of USD 6.07 per share. The fair value of the options was estimated on the date of grant was estimated at $15 thousands